NO ACT

DC
PE
12-21-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



January 8, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/8/2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Wyeth
Incoming letter dated December 21, 2007

Dear Ms. Goodman:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Wyeth by the Minnesota State Board of Investment. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Howard J. Bicker
Executive Director
Minnesota State Board of Investment
60 Empire Drive
Suite 355
St. Paul, MN 55103

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 21, 2007

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 98425-00002

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of the Minnesota State Board of Investment*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Wyeth, intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from the Minnesota State Board of Investment (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Wyeth intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Wyeth pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2008.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal pertains to Wyeth's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Pertains to Wyeth's Ordinary Business Operations.

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of Wyeth's ordinary business operations. In particular, this conclusion is supported by the Staff's concurrences earlier this year and in 2006 that proposals essentially *identical* to the Proposal were excludable under Rule 14a-8(i)(7) on the basis that they pertained to the "evaluation of risk." *See Eli Lilly & Co.* (avail. Jan. 29, 2007); *Pfizer Inc.* (avail. Jan. 29, 2007); *Merck & Co., Inc.* (avail. Dec. 11, 2006); *Pfizer Inc.* (avail. Jan. 13, 2006); *Eli Lilly & Co.* (avail. Jan. 11, 2006); *Merck & Co., Inc.* (avail. Jan. 11, 2006).

According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day to day basis that they could not . . . be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated with respect to analyzing proposals that address environmental or public health issues under Rule 14a-8(i)(7), "[i]n determining whether the focus of these proposals is a significant social policy issue [as opposed to an ordinary business matter], we consider both the proposal and the supporting statement as a whole." Moreover, the Staff has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983).

Based on this history of Rule 14a-8(i)(7) and for the reasons discussed below, Wyeth believes that the Proposal is excludable under Rule 14a-8(i)(7) because it seeks a report on the risk to Wyeth's financial stability and business operations of limiting the availability of Wyeth's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. In this regard, Wyeth strongly opposes the importation of foreign prescription drugs on legal and patient safety grounds. Therefore, Wyeth implemented a policy and program in which it manages the supply of its products to Canada in order to ensure an adequate supply of Wyeth products to patients in both Canada and the United States. The Proposal does not request that Wyeth change this policy. Rather, the Proposal seeks a report evaluating "the long-term economic stability of [Wyeth] and . . . the risks of liability to legal claims that arise" from the policy. Thus, the Proposal seeks an assessment of the financial risks arising from Wyeth's ordinary business operations.

It is well-established that stockholder proposals seeking detailed information on a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of a company's business. *See Eli Lilly & Co.* (avail. Jan. 29, 2007); *Pfizer Inc.* (avail. Jan. 29, 2007); *Merck & Co., Inc.* (avail. Dec. 11, 2006) (concurring with the exclusion of proposals essentially identical to the Proposal because such proposals related to the evaluation of risk). These letters are consistent with Staff precedent regarding proposals seeking similar risk evaluations with respect to other issues. In *The Dow Chemical Co.* (avail. Feb. 23, 2005), the Staff concurred that the company could exclude a proposal requesting that the company's management prepare a report on the risk to "the company, its reputation, its finances and its expansion" from various litigation issues, where the company argued that an assessment of financial risks and operations implicated the company's ordinary business operations. In its response, the Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risks and liabilities." Similarly, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), the Staff concurred that the company could exclude a proposal requesting that the company's board of directors publish a report on the risk to the company's "operations, profitability and reputation" arising from its social and environmental liabilities, where the company argued that an assessment of the financial risks of its operations implicated the its ordinary business operations.

In its response, the Staff noted that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk."

Further, in *Pfizer Inc.* (avail. Jan. 24, 2006), the Staff concurred that the company could exclude a proposal that requested the board of directors to report on "the economic effects of HIV/AIDS, Tuberculosis and Malaria pandemics on the [c]ompany's business strategy," because it called for an evaluation of risks and benefits. *See also The Dow Chemical Co.* (avail. Feb. 13, 2004) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability," because it related to an "evaluation of risks and liabilities"); *Xcel Energy Inc.* (avail. Apr. 1, 2003) (concurring with the exclusion of a proposal requesting a report disclosing "the economic risks associated with the [c]ompany's past, present, and future emissions" of several greenhouse gases and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities," because it related to an evaluation of risks and benefits); *Cinergy Corp.* (avail. Feb. 5, 2003) (same); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (permitting the exclusion of a proposal requesting a report on environmental problems, "including an estimate of worst case financial exposure due to environmental issues for the next ten years," because it related to an evaluation of risk); *The Mead Corp.* (avail. Jan. 31, 2001) (allowing the exclusion of a proposal requesting an economic or financial report on the company's environmental risks).

The Staff confirmed its position on proposals seeking an assessment of risk in SLB 14C. There, the Staff stated that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations . . ., we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk." Although SLB 14C specifically addressed stockholder proposals that reference "environmental or public health issues," we believe that the same analysis is applicable with respect to the Proposal. Specifically, the Proposal focuses on an assessment of the effects on economic stability (*i.e.*, financial risk) and legal risks that Wyeth faces as a result of its practices relating to the distribution of its products in Canada.

While at times the Staff has not concurred with companies seeking to exclude stockholder proposals requesting information about business activities that have the potential to be costly, violate future regulations and laws, and/or prompt litigation, those proposals are clearly distinguishable from the Proposal. Two such proposals addressing health care issues have been released since the Staff issued its response in *Pfizer Inc.* (avail. Jan. 29, 2007) regarding the most recent proposal essentially identical to the Proposal, but, unlike the Proposal, neither of those two subsequent proposals were focused expressly on the evaluation of risk.

In *Ford Motor Co.* (avail. Mar. 1, 2007), stockholders sought to include in the company's proxy materials a proposal requesting a report on the effects of the rising cost of health care on the company. That stockholder proposal, unlike the Proposal, did not specifically request an evaluation of risk, but instead sought only to request that Ford "report on the implications of rising health care expenses and how it [was] positioning itself to address this public policy issue without compromising the health and productivity of its workforce." Similarly, in *Newmont Mining Corp.* (avail. Feb. 5, 2007), the stockholder proposal at issue requested that the company "review and report to stockholders on the potential environmental and public health damage resulting from the company's mining and waste disposal operations in Indonesia." Again, unlike the Proposal, the proposal in *Newmont Mining Corp.* did not specifically request an evaluation of the risk of such activity. Accordingly, the Staff, in both *Ford Motor Co.* and *Newmont Mining Corp.*, did not concur that either proposal could be excluded from the companies' proxy materials.

In summary, the Staff consistently has concurred that stockholder proposals that relate to the evaluation of the economic risks of particular company actions are properly excludable under Rule 14a-8(i)(7). The Proposal does not raise a significant policy issue, but calls for a report on the financial risk of Wyeth's distribution practices. Therefore, we believe that the Proposal properly may be excluded from the 2008 Proxy Materials under Rule 14a-8(i)(7), and we request that the Staff concur in our conclusion.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Wyeth excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, Wyeth agrees to forward promptly to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Wyeth only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, my colleague Elizabeth A. Ising at (202) 955-8287 or Eileen M. Lach, Wyeth's Vice President, Corporate Secretary and Associate General Counsel, at (973) 660-6112.

Sincerely,



Amy L. Goodman

ALG/ph
Enclosures

cc: Eileen M. Lach, Wyeth
Howard J. Bicker, Executive Director, Minnesota State Board of Investment

100348571_6.DOC

EXHIBIT A

MINNESOTA STATE BOARD OF INVESTMENT



60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us

October 19, 2007


RECEIVED
OCT 23 2007
EILEEN M. LACH

Ms. Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, NJ 07940

Dear Ms. Lach:

The Minnesota State Board of Investment (MSBI) has asked me to notify you of our intention to sponsor the enclosed proposal for consideration and approval of stockholders at the next annual meeting. I submit it to you in accordance with the general rules and regulations under Rule 14a-8 of the Securities Exchange Act of 1934 and ask that our name be included in your proxy statements.

The enclosed letter from State Street Bank and Trust Company of Boston asserts the Board's ownership, for more than a year, of your outstanding shares.

Under current policies affecting MSBI portfolio, the MSBI will continue to hold shares in your company through the date of the 2008 Annual Meeting.

Sincerely,

Howard J. Bicker
Executive Director

HJB:dfg

WHEREAS, current business practices of the company have resulted in a pricing structure that charges United States customers significantly higher prices for the same prescription medicines made available at significantly lower prices in Canada, other developed countries and world markets; and

WHEREAS, governmental agencies and individuals in the United States are demanding affordable drug prices and are taking actions to access lower priced products from Canada and other world markets; and

WHEREAS, according to published reports, the company has cut supplies of its medicines to Canadian wholesalers and companies that it claims allowed its product to be sold to Americans seeking lower prices available in the Canadian market; and

WHEREAS, according to published reports, the company's actions have resulted in lawsuits and threatened lawsuits; and

WHEREAS, the company's actions to limit supply of medicines in Canada may violate local, national and international laws and could result in large settlements, large awards of damages and potential punitive damages which would negatively impact the economic stability of the company and the value of its shares.

Resolved:

Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2008.

SUPPORTING STATEMENT

We urge shareholders to vote **FOR** this proposal.

258 words



STATE STREET.
Serving Institutional Investors Worldwide

P.O. Box 351
Boston, Massachusetts 02101

October 19, 2007

RE: Minnesota State Board of Investment

To Whom It May Concern:

This letter is to advise you that the above-referenced account has held a minimum of 2,055,866 shares of Wyeth, continuously over a year, in the nominee name of Cede & Company.

Sincerely,

Catherine Fong
Assistant Vice President
State Street Corporation
IIS-Public Funds FIS Division

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 21, 2007

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 98425-00002

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of the Minnesota State Board of Investment*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Wyeth, intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from the Minnesota State Board of Investment (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Wyeth intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Wyeth pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal states:

Resolved: Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2008.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal pertains to Wyeth's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Pertains to Wyeth's Ordinary Business Operations.

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of Wyeth's ordinary business operations. In particular, this conclusion is supported by the Staff's concurrences earlier this year and in 2006 that proposals essentially *identical* to the Proposal were excludable under Rule 14a-8(i)(7) on the basis that they pertained to the "evaluation of risk." *See Eli Lilly & Co.* (avail. Jan. 29, 2007); *Pfizer Inc.* (avail. Jan. 29, 2007); *Merck & Co., Inc.* (avail. Dec. 11, 2006); *Pfizer Inc.* (avail. Jan. 13, 2006); *Eli Lilly & Co.* (avail. Jan. 11, 2006); *Merck & Co., Inc.* (avail. Jan. 11, 2006).

According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day to day basis that they could not . . . be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated with respect to analyzing proposals that address environmental or public health issues under Rule 14a-8(i)(7), "[i]n determining whether the focus of these proposals is a significant social policy issue [as opposed to an ordinary business matter], we consider both the proposal and the supporting statement as a whole." Moreover, the Staff has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983).

Based on this history of Rule 14a-8(i)(7) and for the reasons discussed below, Wyeth believes that the Proposal is excludable under Rule 14a-8(i)(7) because it seeks a report on the risk to Wyeth's financial stability and business operations of limiting the availability of Wyeth's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. In this regard, Wyeth strongly opposes the importation of foreign prescription drugs on legal and patient safety grounds. Therefore, Wyeth implemented a policy and program in which it manages the supply of its products to Canada in order to ensure an adequate supply of Wyeth products to patients in both Canada and the United States. The Proposal does not request that Wyeth change this policy. Rather, the Proposal seeks a report evaluating "the long-term economic stability of [Wyeth] and . . . the risks of liability to legal claims that arise" from the policy. Thus, the Proposal seeks an assessment of the financial risks arising from Wyeth's ordinary business operations.

It is well-established that stockholder proposals seeking detailed information on a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of a company's business. *See Eli Lilly & Co.* (avail. Jan. 29, 2007); *Pfizer Inc.* (avail. Jan. 29, 2007); *Merck & Co., Inc.* (avail. Dec. 11, 2006) (concurring with the exclusion of proposals essentially identical to the Proposal because such proposals related to the evaluation of risk). These letters are consistent with Staff precedent regarding proposals seeking similar risk evaluations with respect to other issues. In *The Dow Chemical Co.* (avail. Feb. 23, 2005), the Staff concurred that the company could exclude a proposal requesting that the company's management prepare a report on the risk to "the company, its reputation, its finances and its expansion" from various litigation issues, where the company argued that an assessment of financial risks and operations implicated the company's ordinary business operations. In its response, the Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risks and liabilities." Similarly, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), the Staff concurred that the company could exclude a proposal requesting that the company's board of directors publish a report on the risk to the company's "operations, profitability and reputation" arising from its social and environmental liabilities, where the company argued that an assessment of the financial risks of its operations implicated the its ordinary business operations.

In its response, the Staff noted that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk."

Further, in *Pfizer Inc.* (avail. Jan. 24, 2006), the Staff concurred that the company could exclude a proposal that requested the board of directors to report on "the economic effects of HIV/AIDS, Tuberculosis and Malaria pandemics on the [c]ompany's business strategy," because it called for an evaluation of risks and benefits. *See also The Dow Chemical Co.* (avail. Feb. 13, 2004) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability," because it related to an "evaluation of risks and liabilities"); *Xcel Energy Inc.* (avail. Apr. 1, 2003) (concurring with the exclusion of a proposal requesting a report disclosing "the economic risks associated with the [c]ompany's past, present, and future emissions" of several greenhouse gases and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities," because it related to an evaluation of risks and benefits); *Cinergy Corp.* (avail. Feb. 5, 2003) (same); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (permitting the exclusion of a proposal requesting a report on environmental problems, "including an estimate of worst case financial exposure due to environmental issues for the next ten years," because it related to an evaluation of risk); *The Mead Corp.* (avail. Jan. 31, 2001) (allowing the exclusion of a proposal requesting an economic or financial report on the company's environmental risks).

The Staff confirmed its position on proposals seeking an assessment of risk in SLB 14C. There, the Staff stated that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations . . ., we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk." Although SLB 14C specifically addressed stockholder proposals that reference "environmental or public health issues," we believe that the same analysis is applicable with respect to the Proposal. Specifically, the Proposal focuses on an assessment of the effects on economic stability (*i.e.*, financial risk) and legal risks that Wyeth faces as a result of its practices relating to the distribution of its products in Canada.

While at times the Staff has not concurred with companies seeking to exclude stockholder proposals requesting information about business activities that have the potential to be costly, violate future regulations and laws, and/or prompt litigation, those proposals are clearly distinguishable from the Proposal. Two such proposals addressing health care issues have been released since the Staff issued its response in *Pfizer Inc.* (avail. Jan. 29, 2007) regarding the most recent proposal essentially identical to the Proposal, but, unlike the Proposal, neither of those two subsequent proposals were focused expressly on the evaluation of risk.

In *Ford Motor Co.* (avail. Mar. 1, 2007), stockholders sought to include in the company's proxy materials a proposal requesting a report on the effects of the rising cost of health care on the company. That stockholder proposal, unlike the Proposal, did not specifically request an evaluation of risk, but instead sought only to request that Ford "report on the implications of rising health care expenses and how it [was] positioning itself to address this public policy issue without compromising the health and productivity of its workforce." Similarly, in *Newmont Mining Corp.* (avail. Feb. 5, 2007), the stockholder proposal at issue requested that the company "review and report to stockholders on the potential environmental and public health damage resulting from the company's mining and waste disposal operations in Indonesia." Again, unlike the Proposal, the proposal in *Newmont Mining Corp.* did not specifically request an evaluation of the risk of such activity. Accordingly, the Staff, in both *Ford Motor Co.* and *Newmont Mining Corp.*, did not concur that either proposal could be excluded from the companies' proxy materials.

In summary, the Staff consistently has concurred that stockholder proposals that relate to the evaluation of the economic risks of particular company actions are properly excludable under Rule 14a-8(i)(7). The Proposal does not raise a significant policy issue, but calls for a report on the financial risk of Wyeth's distribution practices. Therefore, we believe that the Proposal properly may be excluded from the 2008 Proxy Materials under Rule 14a-8(i)(7), and we request that the Staff concur in our conclusion.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Wyeth excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, Wyeth agrees to forward promptly to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Wyeth only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, my colleague Elizabeth A. Ising at (202) 955-8287 or Eileen M. Lach, Wyeth's Vice President, Corporate Secretary and Associate General Counsel, at (973) 660-6112.

Sincerely,



Amy L. Goodman

ALG/ph
Enclosures

cc: Eileen M. Lach, Wyeth
Howard J. Bicker, Executive Director, Minnesota State Board of Investment

100348571_6.DOC

EXHIBIT A

MINNESOTA STATE BOARD OF INVESTMENT



60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us


RECEIVED
OCT 23 2007
EILEEN M. LACH

October 19, 2007

Ms. Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, NJ 07940

Dear Ms. Lach:

The Minnesota State Board of Investment (MSBI) has asked me to notify you of our intention to sponsor the enclosed proposal for consideration and approval of stockholders at the next annual meeting. I submit it to you in accordance with the general rules and regulations under Rule 14a-8 of the Securities Exchange Act of 1934 and ask that our name be included in your proxy statements.

The enclosed letter from State Street Bank and Trust Company of Boston asserts the Board's ownership, for more than a year, of your outstanding shares.

Under current policies affecting MSBI portfolio, the MSBI will continue to hold shares in your company through the date of the 2008 Annual Meeting.

Sincerely,

Howard J. Bicker
Executive Director

HJB:dfg

WHEREAS, current business practices of the company have resulted in a pricing structure that charges United States customers significantly higher prices for the same prescription medicines made available at significantly lower prices in Canada, other developed countries and world markets; and

WHEREAS, governmental agencies and individuals in the United States are demanding affordable drug prices and are taking actions to access lower priced products from Canada and other world markets; and

WHEREAS, according to published reports, the company has cut supplies of its medicines to Canadian wholesalers and companies that it claims allowed its product to be sold to Americans seeking lower prices available in the Canadian market; and

WHEREAS, according to published reports, the company's actions have resulted in lawsuits and threatened lawsuits; and

WHEREAS, the company's actions to limit supply of medicines in Canada may violate local, national and international laws and could result in large settlements, large awards of damages and potential punitive damages which would negatively impact the economic stability of the company and the value of its shares.

Resolved:

Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2008.

SUPPORTING STATEMENT

We urge shareholders to vote **FOR** this proposal.

258 words



STATE STREET.
Serving Institutional Investors Worldwide

P.O. Box 351
Boston, Massachusetts 02101

October 19, 2007

RE: Minnesota State Board of Investment

To Whom It May Concern:

This letter is to advise you that the above-referenced account has held a minimum of 2,055,866 shares of Wyeth, ccntinuously over a year, in the nominee name of Cede & Company.

Sincerely,

Catherine Fong
Assistant Vice President
State Street Corporation
IIS-Public Funds FIS Division

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 8, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wyeth
Incoming letter dated December 21, 2007

The proposal requests the board to prepare a report on "the effects on the long-term economic stability of the company and on the risks of liability to legal claims" resulting from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents.

There appears to be some basis for your view that Wyeth may exclude the proposal under rule 14a-8(i)(7), as relating to Wyeth's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Wyeth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



John R. Fieldsend
Attorney-Adviser